UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
UNION NATIONAL FINANCIAL CORPORATION
(Name of Issuer)
Common stock, par value $.25 per share
(Title of Class of Securities)
907647101
(CUSIP Number)
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)
May 5, 2010
(Date of first event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP Nos.	907647101

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Donegal Mutual Insurance Company I.R.S. I.D. No. 23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		248,999 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,999 shares

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,999 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC HC

Introductory Note
     Donegal Mutual Insurance Company, or Donegal Mutual, amends and restates Item 5 of this Schedule 13D in its entirety to correct Donegal Mutual’s percentage ownership of the outstanding shares of common stock of Union National Financial Corporation, or UNNF.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this Schedule 13D/A, Donegal Mutual owned 248,999 shares of common stock of UNNF, or approximately 9.08% of UNNF’s outstanding shares of common stock.
     (b) As of the date of this Schedule 13D/A, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of UNNF with the exception of Donegal Mutual, Jay H. Lutz, who owns 99 shares, and Donald H. Nikolaus, who owns 486 shares.
     (c) To the knowledge of Donegal Mutual, none of the persons named in Item 2 of this Schedule 13D have purchased or disposed of any shares of common stock of UNNF during the 60 days preceding the date of this Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and
Chief Financial Officer

Dated: May 6, 2010